SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             TENDER OFFER STATEMENT
                                      UNDER
                               SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                ----------------

                           ESPERION THERAPEUTICS, INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                                   PFIZER INC.
                             ENZO ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   29664R 10 6
                      (CUSIP Number of Class of Securities)

                               Jeffrey B. Kindler
                                   Pfizer Inc.
                              235 East 42nd Street
                               New York, New York
                                 (212) 773-4902
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                ----------------

                                   Copies to:

   Margaret M. Foran, Esq.                   Dennis J. Block
   Pfizer Inc.                               Cadwalader,  Wickersham & Taft LLP
   235 East 42nd Street                      100 Maiden Lane
   New York, New York                        New York, New York
   (212) 773-4902                            (212) 504-5555

                               ----------------

                          CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
           Transaction Value*                    Amount of Filing Fee**
---------------------------------------- ---------------------------------------
             $1,329,856,360                            $107,585.38
---------------------------------------- ---------------------------------------

* Estimated for the purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 34,118,527 shares of common stock of Esperion Therapeutics, Inc. at the tender offer price of $35.00 per share of common stock, and (ii) 3,877,369 options for shares of common stock of Esperion Therapeutics, Inc. at a price of $35.00 per option.

** The amount of this filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for the fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $107,585.38.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      --------------------------------------- ---------------------------------
      Amount Previously Paid:    $107,585.38  Filing Party:  Pfizer Inc.
      --------------------------------------- ---------------------------------
      Form or Registration No.:  Schedule TO  Date Filed:    January 7, 2004
      --------------------------------------- ---------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which the statement relates:

      [x]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                 -----------------------------------------------

                        Amendment No. 1 to Schedule TO

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission on January 7, 2004 by Pfizer Inc., a Delaware corporation ("Parent") and Enzo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Merger Sub"). The Schedule TO, along with this Amendment, relates to the offer by Merger Sub to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares") of Esperion Therapeutics, Inc., a Delaware corporation ("Esperion"), at a price of $35.00 per Share, subject to adjustment as described in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

Item 4 Terms of the Transaction

      Section 13 Certain Conditions to the Offer

      The third full paragraph of this section on page 33 of the Offer to Purchase is hereby amended and restated as follows:

            "The foregoing conditions are for the sole benefit of Merger Sub and Parent (except as provided in the Merger Agreement with respect to the Minimum Condition, which is also for the benefit of the Company), may be asserted or waived by Merger Sub or Parent in whole or in part, at any time and from time to time prior to the expiration of the Offer, in the sole discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. The Offer is expressly subject to the satisfaction of each of the foregoing conditions."

      Section 14 Certain Legal Matters

      The sixth full paragraph of this section on page 34 of the Offer to Purchase is hereby amended and restated as follows:

            "Under the Merger Agreement, Parent is required to, on behalf of itself and Merger Sub, file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about January 20, 2004, and Parent intends to file on January 20, 2004. As a result, the waiting period applicable to the purchase of shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on February 4, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent and from Esperion. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request (or if the tenth day falls on a Saturday, Sunday or legal holiday, the first business day after the tenth day). Thereafter such waiting period can be extended only be court order. The additional ten-day waiting period may be terminated sooner by the FTC or the Antitrust Division."

Item 12 Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

      "(a)(d)(7) Amendment to the Agreement and Plan of Merger by and among Pfizer Inc., Enzo Acquisition Corp. and Esperion Therapeutics, Inc. dated as of January 16, 2004."

                                  Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ENZO ACQUISITION CORP.

                                       By: /s/ Jeffrey A. Meckler
                                           -------------------------------------
                                       Name:   Jeffrey A. Meckler
                                       Title:  Vice President & Treasurer

                                       PFIZER INC.

                                       By: /s/ Lisa Ricciardi
                                           -------------------------------------
                                       Name:   Lisa Ricciardi
                                       Title:  Vice President, Pfizer Inc.;
                                               Vice President, Licensing &
                                               Development

Date: January 23, 2004

                                Exhibit Index

Exhibit Number    Document

(a)(d)(7) Amendment to the Agreement and Plan of Merger by and among Pfizer Inc., Enzo Acquisition Corp. and Esperion Therapeutics, Inc. dated as of January 16, 2004.